SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

LM Ericsson Telephone Company
(Name of Issuer)

Class B Shares (SEK 5.00 nominal value)
(Title of Class of Securities)

CUSIP No. 294821608**
(CUSIP Number)

Cevian Capital II GP Limited

11-15 Seaton Place

St. Helier, Jersey JE4 0QH

Channel Islands

Attention: Denzil Boschat

+44 1534 828 513

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

** There is no CUSIP number assigned to the Class B Shares. CUSIP number 294821608 has been assigned to the American Depositary Shares ("ADSs") of the Company. Each ADS represents one Class B Share.

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294821608	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Cevian Capital II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 167,761,137
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 167,761,137
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 167,761,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.57%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 294821608	SCHEDULE 13D/A	Page 3 of 4 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on May 30, 2017 (the "Original Schedule 13D", and the Original Schedule 13D as amended hereby, the "Schedule 13D"), with respect to the Class B Shares, SEK 5.00 nominal value (the "Class B Shares") of LM Ericsson Telephone Company, a limited liability company organized under the Swedish Companies Act (the "Issuer"). This Amendment No. 1 amends Item 4 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

Christer Gardell, Managing Partner at an affiliate of the Reporting Person, has been appointed a member of the Nomination Committee of the Issuer as announced by the Issuer in its press release distributed on June 1, 2017.

CUSIP No. 294821608	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 2, 2017

CEVIAN CAPITAL II GP LIMITED

By:	/s/ Denzil Boschat
Name:	Denzil Boschat
Title:	Director